Exhibit (a)(5)(C)

King Pharmaceuticals,® Inc. 501 Fifth Street Bristol, TN 37620

To:	Holders of 1 1/4% Convertible Senior Notes Due 2026 of King Pharmaceuticals, Inc.
CUSIP NUMBER: 495582AJ7

The Bank of New York Mellon Trust Company, N.A.,
as Trustee and Conversion Agent
900 Ashwood Parkway, Suite 425
Atlanta, GA 30338
Attention: Corporate Trust Administration

Date:	March 1, 2011

Subject: Notice of Convertibility

Ladies and Gentleman:

Reference is made to that certain Indenture, dated as of March 29, 2006 (the “Indenture”), among King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), the Subsidiary Guarantors (as defined in the Indenture), and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 5, 2009 and the Second Supplemental Indenture, dated as of February 28, 2011, relating to the 1 1/4% Convertible Senior Notes Due 2026 (the “Securities”) of the Company. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Indenture.

Notice of Convertibility of the Securities

As a result of the completion by Pfizer Inc. of its acquisition of the Company on February 28, 2011, the common stock, no par value, of the Company (the “Common Stock”) was delisted from the New York Stock Exchange effective as of the close of trading on February 28, 2011 and a Termination of Trading occurred. In accordance with Section 12.01(a)(iii)(C) of the Indenture, the Company hereby provides notice that, as a result of the Termination of Trading, the Securities are convertible, at the option of the Holder, at any time thereafter and for so long as the Termination of Trading is continuing. The Company anticipates that the Termination of Trading will continue for as long as the Securities remain outstanding. No adjustment to the Conversion Rate will occur as a result of the Termination of Trading.

The current Conversion Rate of the Securities is 48.0031 shares of Common Stock, payable in cash, per $1,000 aggregate principal amount of Securities surrendered for conversion. The Conversion Value per $1,000 aggregate principal amount of Securities upon conversion is fixed at an amount in cash equal to the Conversion Rate multiplied by $14.25. Therefore, a Holder will be entitled to receive upon conversion $684.04 per $1,000 aggregate principal amount of Securities surrendered for conversion.

Conversion Procedures

To surrender a Security for conversion, the Holder must: (i) cause to be completed the appropriate instruction form for conversion pursuant to the book-entry conversion program of the DTC; (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Security; (iii) furnish appropriate endorsements and transfer documents if required by the Company, the Trustee or the Conversion Agent; (iv) pay any transfer or similar taxes, if required pursuant to Section 12.01(e) (Taxes on Conversion) of the Indenture; and (v) if required pursuant to Section 2.01(d) of the Indenture, pay funds equal to the interest payable on the next interest payment date that such Holder is to receive on the Securities (see “Interest Payments” below).

A Holder may convert a portion of the Securities, but only if the portion is a multiple of $1,000 in principal amount.

If a Holder converts more than one Security at a time, the cash issuable upon the conversion shall be based on the total principal amount of the Securities converted.

Securities surrendered for conversion may not be withdrawn.

The Company will deliver the cash to converting Holders no later than the third Business Day following the date on which such Holder surrenders the Securities for conversion.

Interest Payments

Upon conversion, a Holder will not receive a cash payment for accrued and unpaid interest, unless a Holder surrenders a Security for conversion between a Regular Record Date and the interest payment date to which it relates. If a Holder surrenders a Security for conversion after the close of business on the Regular Record Date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date will be paid on such interest payment date to the Holder of record of the Security at the close of business on such Regular Record Date. However, the Holder who surrenders the Security for conversion during this period must pay to the Conversion Agent, upon surrender of the Security, an amount equal to the interest payable on such interest payment date on the portion of the Security being converted, except that no such interest payments must be made:

•	if the Company has specified a Redemption Date that is after the Regular Record Date and on or prior to the corresponding interest payment date;

•	if the Company has specified a Fundamental Change Purchase Date during such period; or

•	to the extent of any overdue interest (including Contingent Interest and Liquidated Damages) existing at the time of conversion of such Security.

The Securities bear interest on the principal amount thereof at an annual interest rate equal to 1 1/4% and such interest is payable on April 1st and October 1st of each year to record Holders of the Securities as of the preceding March 15 and September 15, as applicable.

Please refer to the Indenture for a more complete description of the convertibility of the Securities, the consideration due upon conversion and when such consideration must be paid by the Company.

If you have any questions about the procedures for the conversion of the Securities, please contact the Trustee, who is also acting as the Conversion Agent, at (212) 815-3687.

Very truly yours,

King Pharmaceuticals, Inc.

March 1, 2011